UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NeoGames S.A. (the “Company”) will hold its Extraordinary General Meeting of Shareholders (the “Luxembourg Shareholder Meeting”) on Tuesday, July 18, 2023 at 3 p.m. (Luxembourg time) at the registered office of the Company, 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, with a record date of June 16, 2023.  The Company hereby furnishes the shareholder circular and form of proxy card for the Luxembourg Shareholder Meeting. Copies of the shareholder circular and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

99.1	Convening Notice and Shareholder Circular for the Luxembourg Shareholder Meeting to be held on July 18, 2023.

99.2	Form of Proxy Card to be used in connection with the Luxembourg Shareholder Meeting to be held on July 18, 2023.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the shareholder circular or any other document that may be filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”). Investors and shareholders are urged to read the enclosed shareholder circular and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available in their entirety before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the shareholder circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.neogames.com) or by writing to the Company at: 10 Habarzel Street, Tel Aviv 6971014, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: June 21, 2023